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                                                              EXHIBIT (A)(5) D.

[COMPANY LOGO]

                     CANTV NOTIFIES SECOND PARTIAL RESULTS

   A TOTAL OF 314.3 SHARES HAVE BEEN OFFERED IN THE SHARE REPURCHASE PROGRAM

    Compania Anonima Nacional Telefonos de Venezuela (CANTV) (Caracas: TDV;
NYSE: VNT) announced the second of three partial results that will be announced today of its Third Repurchase Program which will be completed today at 6:00 p.m., Caracas time or 5:00 p.m., New York time, according to a news release issued by the Company.

    According to these partial results that were compiled on November 23, 2001 at 1:00 p.m., Cantv has received offers for 314.3 million shares, which is equivalent to 44.9 million ADSs, and represent 26.5 percent of the Company's total shares. The objective of this Third Repurchase Program is to acquire 138,905,606 class "D" shares or its equivalent in the amount of 19,843,658 American Depositary Shares (ADS). Each ADS represents 7 common shares.

    The price offered in the Repurchase Program is $30 per ADS or $4.2857 per share. The price in bolivars will be determined by the exchange rate at the close of this operation, at 6:00 p.m., Caracas time.

    In accordance with the conditions established in the current Repurchase Program, if the shares tendered exceed the amount of class D shares that Cantv was authorized to acquire, then a proportional pro ration will be calculated, by dividing the 138,905,608 shares authorized by the total amount of valid shares tendered.

    Cantv has also informed that a third partial bulletin will be issued at 5:30 p.m., thirty minutes before the close of the Third Repurchase Program.